4
1

NYSE

0001209349

Officer

Ball Corporation

0000009389
IRS-NUMBER  35-0160610

04/22/03

4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ]  Check this box if no longer subject to Section 16.   Form 4 or Form 5 obligations may continue.

1.	Name and Address of Reporting Person(s) Lewis, Donald C. 10 Longs Peak Dr. Broomfield, CO 80021-2510

2.	Issuer Name and Ticker or Trading Symbol Ball Corporation (BLL)

3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.	Statement for Month/Day/Year 4/22/2003

5.	If Amendment, Date of Original (Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) VP, ASST CORP SECY & GEN COUNS GENERAL COUNSEL

7.	Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  04/22/03    A        1,000         A               56,724         D  Direct
Common Stock                                                                                     813            I  401(k) plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right   $56.3100        04/22/03       A         2,000                             (1)          04/22/13
 to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Employee Stock Option (right   04/22/03  Common Stock                   2,000                     2,000         D   Direct
 to buy)

Explanation of Responses:

(1)  Shares exercisable beginning one year after grant in 25% increments.
 -  401(k) Plan shares include shares acquired through periodic dividend reinvestment and employer matching contributions.

SIGNATURE OF REPORTING PERSON
/S/By: Mary L. Rose, Dir., Exec. Comp. Prog.

For:  Donald C. Lewis

DATE  04/23/03